Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of
Crosstex Energy, Inc.
     We consent to the incorporation by reference in the registration statements Nos. 333-134713 and 333-136734 on Forms S-3 and registration statements Nos. 333-114014 and 333-141024 on Forms S-8 of Crosstex Energy, Inc. of our reports dated March 2, 2009, with respect to the consolidated balance sheets of Crosstex Energy, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended
December 31, 2008, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Crosstex Energy, Inc.
/s/ KPMG LLP
Dallas, Texas
March 2, 2009